FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

Date of Report: August 5, 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein the Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Date : August 5th, 2003

EXHIBIT INDEX

Exhibit 99.1: Notice of Annual Meeting of Shareholdersand
Proxy Statement

Exhibit 99.1

Nova Measuring Instruments Ltd.
Notice of Annual General Meeting of Shareholders

        Notice is hereby given that the Annual General Meeting of the Shareholders of Nova Measuring Instruments Ltd. (the “Company”) will be held on September 1, 2003 at 17:00 local time in Israel, at the Company offices, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel. The Annual General Meeting of Shareholders is for the following purposes:

    1.        To review and discuss the Company’s audited financial statements for the year ended on December 31, 2002;

    2.        To elect eight directors to the Company’s Board of Directors two of which are to serve as external directors;

    3.        To reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2003 and to authorize the Board of Directors to fix the remuneration of the auditors;

    4.        To approve the terms of engagement between the Company and the chairperson of the Board of Directors;

    5.        To approve the terms of engagement with the Company’s external directors to the extent such approval is required under applicable law;

    6.        To approve compensation to the Company’s external directors by way of issuance of options to purchase the Company’s shares;

    7.        To approve the amendment of the terms of employment of two directors of the Company.

    8.        To amend the terms of Option Plan 6;

    9.        To approve the terms of the Company’s Employee Stock Purchase Plan No 1; and

    10.        To transact such other business as may properly come before the Annual General Meeting of Shareholders or at any adjournment thereof.

        Shareholders of record as of the close of business on July 28, 2003 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000, as proof of ownership of the Shares or send such certificate together with a duly executed proxy as described below. All shareholders are cordially invited to attend the meeting in person. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the preaddressed envelope provided. Envelopes are will be postage paid in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

Exhibit 99.1

        A copy of the Company’s audited financial statements for the year ended on December 31, 2002 is attached hereto, and is being mailed with this notice and the enclosed Proxy Statement to shareholders of record on the Record Date.

By order of the Board of Directors,

Giora Dishon, Director, President and CEO of the Company

August 5th, 2003

Exhibit 99.1

Nova Measuring Instruments Ltd.
Weizmann Science Park
P.O.B. 266, Rehovoth 76100, Israel
Tel: 972-8-9387505
Fax: 972-8-940776

Proxy Statement
For the Annual General Meeting of Shareholders
To be held on September 1, 2003 at 17:00
At the Company’s Registered Offices

        This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nova Measuring Instruments Ltd. (the “Company”) for use at the Annual General Meeting of Shareholders (“Shareholders Meeting”) to be held at the Company offices, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel, on September 1, 2003 at 17:00 local time in Israel and at any adjournments thereof. All proxies will be voted in accordance with the shareholders’ instructions, and if no choice is specified, the enclosed proxy card (or any signed and dated copy thereof) will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a shareholder at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Chai Toren, Chief Financial Officer of the Company; or (ii) attending the Shareholders Meeting and voting in person.

        Only shareholders of record as of the close of business on July 28, 2003, the record date fixed by the Company, will be entitled to vote at the Shareholders Meeting and at any adjournments thereof. As of July 28, 2003, there were an aggregate of approximately 14,940,000 shares of common stock, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) outstanding and entitled to vote. Each Ordinary Share is entitled to one vote.

        The Company’s Board of Directors named Dr. Giora Dishon and Chai Toren, and each of them acting individually, as proxy. All properly executed proxies returned in time to be counted at the Shareholders Meeting will be voted as stated below under “Voting Procedures.” Any shareholder giving proxy has a right to withhold authority to vote for any individual nominee to the Board of Directors (as described in Item 2 hereinbelow) on the proxy card for that purpose and marking the appropriate “FOR ALL EXCEPT” box on the proxy card, and to vote against the grant of compensation (as described in Items 6 and 7 hereinbelow) with respect to any individual director and external director, as the case may be, by marking the appropriate “FOR ALL EXCEPT” box on the proxy card.

        The Board of Directors knows of no matter other than those set forth below and in the accompanying Notice of Annual General Meeting of Shareholders to be presented at the Shareholders Meeting. If any other matter upon which a vote may properly be taken should be presented at the Shareholders Meeting, Ordinary Shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxy.

Exhibit 99.1

Beneficial Ownership of Securities by Certain Persons

        The following table shows the number of ordinary shares beneficially owned by persons known by us to own beneficially more than five percent of the Company’s ordinary shares, as of June 16, 2003.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Ordinary Shares Beneficially Owned
Clal Electronics Industries Ltd.	3,079,245	20.61%
Inventech Investments Co. Ltd.(1)	1,581,244	10.59%
Teuza - A Fairchild Technology Venture Ltd (2)	1,900,327	12.72%
Austin W. Marxe & David Greenhouse (3)	1,834,300	12.28%
Tamir Fishman Ventures II, L.L.C. (4)	843,300	5.64%
Shai Saul (4)	843,300	5.64%
Michael Elias (4)	850,550	5.69%
Tamir Fishman & Co. Ltd. (4)	848,400	5.68%
Eldad Tamir (4)	848,400	5.68%
Danny Fishman (4)	848,400	5.68%
Capital Group International, Inc.	774,800	5.19%
Giora Dishon (5)	785,737	5.25%
Moshe Finarov (5)	785,736	5.25%

* Unless specifically stated otherwise, the information provided hereinabove is based upon information contained in filings made by the named person with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Regulation 13D-G.

(1)     As reported by Inventech to the Tel Aviv Stock Exchange (“TASE”) on March 25, 2003 and April 13, 2003.

(2)     The Company has been informed that Teuza-A Fairchild Technology Venture Ltd. has sold 149,000 shares of the Company held by it. However, as of the date set forth hereinabove the transaction was not fully completed and is therefore not reflected herein.

(3)     As reported on the Schedule 13G (Amendment 1) filed by Messrs. Marxe and Greenhouse on February 13, 2003, the amount indicated includes 415,000 shares held by Special Situations Cayman Fund, L.P., 376,000 shares held by Special Situations Technology Fund, L.P. and 1,042,000 shares held by Special Situations Fund III, L.P.

(4)     The following information is contained in a Schedule 13G filed by, among others, Tamir Fishman Ventures II, LLC (“TFV”), on June 3, 2003: (a) Five limited partnerships and a corporation directly beneficially own, in the aggregate, 843,300 shares; (b) TFV beneficially owns 843,300 shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to corporation ; (b) Shai Saul, is a managing member of TFV; (c) Michael Elias is a managing member of TFV and reports having sole voting and dispositive power over an additional 7,250 shares; (c) Tamir Fishman & Co. Ltd is a managing member of TFV and reports directly owning 5,100 additional shares; (d) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd.

(5)     Includes shares held in trust under Israeli tax law for the benefit of the named shareholders and includes option to purchase 31,245 ordinary shares which is exercisable within 60 days.

Exhibit 99.1

Directors and Senior Management

        The Company’s directors and senior management are as follows:

Name	Age	Position
Barry Cox (1) *	63	Chairman of the Board of Directors
Giora Dishon	59	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov	51	Vice President, Chief Technology Officer, Director and Co-Founder
Chai Toren *	47	Vice President, Chief Financial Officer
Gad Yaron *	52	Vice President, Chief Operational Officer
Ronen Frish *	46	Vice President, Sales and Marketing
Meir Shannie (2) *	58	Director
Adam Feit (3) *	56	Director
Avi Kerbs *	56	Director
Joseph Ciechanover *	71	Director
Alon Dumanis (4) *	60	Director
Lauri Hanover	43	External Director
Karrey Holland	47	External Director

* Each one of these persons beneficially owns less than one percent of the Company’s ordinary shares.

(1)	Was appointed as Chairman in May 2003.
(2)	Resigned from office in June 2003.
(3)	Resigned from office in August 2002.
(4)	Was appointed as Director in October 2002.

Compensation of Directors and Senior Management

        The aggregate direct remuneration paid or payable to all 12 persons who served in the capacity of director or senior management during 2002 was approximately $650 thousands, including approximately $200 thousands, which was set aside for pension and retirement benefits, and amounts expended by the Company for automobiles made available to the Company’s officers.

        The Company has approved the terms of remuneration to the external directors of the Company for 2002, according to which the external directors shall receive remuneration comprised of: an annual payment in the amount of $7,338 and an additional per meeting payment of $270. In 2002, the total amount paid to external directors was approximately $20 thousands. Israeli law determines these amounts, and adherence to these amounts exempts the Company from the need to obtain the approval of the Company’s shareholders with respect to the remuneration paid to the external directors.

        On November 7, 2001, the Company’s shareholders approved payment of remuneration to the Company’s directors, in the same amounts as mentioned above for the external directors. The total amount paid or payable to the directors, including external directors, for 2002 was approximately $73 thousands.

Exhibit 99.1

        On October 31, 2002, the Company’s shareholders approved the grant of options to purchase up to an aggregate of 140,000 Ordinary Shares pursuant to the Company’s Option Plan No. 6 in accordance with the following allocation table:

Name of Director	Position	No. of Options
Giora Dishon	Director and President	60,000
Moshe Finarov	Director, Director of Technology	50,000
Meir Shannie(1)	Director	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000

    (1)        Resigned on June 2003.

        The 140,000 authorized options were granted on February 4, 2003, with an exercise price of $2.06 per share (the market value of stock on the date of grant), vesting periods of one to three years and a term of seven years from the date of grant.

        On May 8, 2002, the Company’s shareholders approved a grant to Meir Dayan, a former director of the company, of options, immediately exercisable, to purchase 15,000 ordinary shares at an exercise price equal to the fair market value at the date of grant ($3.69). These options were granted in lieu of 10,000 options previously granted.

        On May 8, 2002 The Company’s shareholders approved the acceleration of the vesting period for 20,000 options granted to Mendy Erad, the former chairman of the board of directors of the Company.

        On March 16, 1999, the Company entered into an agreement with Mendy Erad that provided he would serve as chairman of the board of directors until December 31, 2001 and receive $6,000 per month in addition, the company granted Mr. Erad an option to purchase 116,272 ordinary shares at a price of $5.16 per share this option is fully vested and exercisable. Mr. Erad resigned as chairman of the board of directors effective January 1, 2002.

        On May 15, 2003 the Company’s Audit Committee and Board of Directors have approved the terms of engagement with Mr. Barry Cox who is to serve as the Company’s chairman of the Board of Directors all as further elaborated in Item 4 herein.

        The Company’s Audit Committee and Board of Directors have resolved on July 1st , 2003 and July 10th , 2003, respectively, to grant each of the Company’s external directors, Lauri Hanover and Karrey Holand, an option to purchase up to 10,000 ordinary shares of the Company as further elaborated in Item 6 herein.

Exhibit 99.1

Options Held by Directors and Senior Management

        The following table sets forth information regarding options held by the Company’s directors, external directors and senior management as of June 16, 2003:

Name	Ordinary Share Underlying Options	Expiration Dates	Exercise Prices ($/share)
Giora Dishon (1)	120,000	2007-2010	2.06-7.37
Moshe Finarov (1)	110,000	2007-2010	2.06-7.37
8 directors and	359,820	2004-2010	0.0023-7.37
officers as a group (1)

(1)	The vesting period of each option is between one and four years from the date of grant. Other than Drs. Dishon and Finarov, the directors and officers of the Company each own less than 1% of the Company’s issued and outstanding ordinary shares.

Board of Directors’ Committees

        The Company’s Board of Directors has established the following committees:

        The Audit Committee is comprised of three members, as required under Israeli law. The members are Lauri Hanover, Karey Holland and Joseph Chiechanover. The functions of the audit committee according to Israeli Law are to locate deficiencies in the business management of the Company in consultation with the Company’s auditors and to suggest the measures to be taken regarding such deficiencies. The audit committee is also responsible for approving related party transactions.

        The Compensation Committee is comprised of Karey Holland, who serves as Chairperson, Avi Kerbs and Lauri Hanover. The function of the Compensation Committee is to determine or recommend (as may be determined by the Board of Directors) the compensation of Company’s directors, senior management and employees (subject to provisions regarding related party transactions).

        The Investment Committee is comprised of Lauri Hanover who serves as a single member of the investment committee as of the resignation of Mr. Meir Shannie on June 9, 2003. The Company intends to appoint another member of the investment committee in the forthcoming meeting of our board of directors. The function of the Investment Committee is to review and determine the investment policy for the Company’s cash reserves.

Related Party Transactions, Other Than Compensation

        The following is an explanation of the related party transactions of the Company, other than those entered into for compensatory purposes. Related party transactions entered into for compensatory purposes are described under the heading Compensation of Directors and Senior Management.

Exhibit 99.1

        Some of the Company’s shareholders were party to a voting agreement relating to the election of directors. The agreement, prior to its expiration on April 11, 2002, provided that for every 8% of the outstanding Ordinary Shares held by a party to the voting agreement such party had the right to nominate a person for election to the Company’s Board of Directors. All of the parties to the voting agreement were required to vote all of their Ordinary Shares in favor of the nominee.

        The Company was a party to a registration rights agreement with certain of the Company’s shareholders and its founders, Drs. Dishon and Finarov, which terminated in September 2002. This agreement provided that each of Intel Corp., Inventech Investments Ltd., Clal Electronics Industries Ltd. and Teuza Ltd., had one demand registration right and these shareholders and Drs. Dishon and Finarov had unlimited piggyback registration rights for the Company’s securities owned by them. The agreement provided that the Company would bear all expenses incurred for any registration of the Company’s securities, other than underwriting fees and expenses, and that the Company would indemnify the selling shareholders for liabilities arising from any registration, including liabilities under the Securities Act of 1933.

Exhibit 99.1

ITEM NO. 1
PROPOSAL FOR REVIEW AND DISCUSSION OF THE COMPANY’S
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

        A copy of the Company’s audited financial statements for the year ended on December 31, 2002 is attached hereto and will be presented to the shareholders at the Shareholders Meeting for review.

ITEM NO. 2
PROPOSAL FOR ELECTION OF DIRECTORS

        The Articles of Association of the Company provide that the Board of Directors shall consist of no fewer than five and no more than nine directors. Presently there are eight members of the Board of Directors. Of the eight current directors, two were elected to serve as external directors as required under the Israeli Companies Law — 1999 (the “Companies Law”). Pursuant to the Companies Law, external directors serve for a term of three years and may be reelected to only one additional three year term. Directors of the Company who are not elected to serve as external directors under the Companies Law become directors when they are elected by the shareholders of the Company and serve as directors until the conclusion of the next Annual General Meeting of Shareholders, unless the office is earlier vacated under any relevant provision of the Company’s Articles of Association. A director who is appointed by the Company’s Board of Directors to fill a vacancy on the Board of Directors serves until the conclusion of the next General Meeting of Shareholders at which directors are elected.

        All the persons named below as nominees are current members of the Company’s Board of Directors. If elected, the nominees, other than the nominees for external director, will serve for a period of one year or until their respective successors are duly elected and shall qualify, as the case may be, unless the office is earlier vacated under any relevant provision of the Company’s Articles of Association. As to nominees for the position of external directors, if elected, said nominees will serve for a period of three years or until their respective successors are duly elected and shall qualify, as the case may be, unless the office is earlier vacated under any relevant provision of the Companies Law or of the Company’s Articles of Association. According to the Company’s Law no shareholders meeting shall deliberate over the election of an external director unless the nominee has provided the Company with a declaration of lack of any conflict of interests between her position as external director and her other engagements. Such declaration was provided by both nominees and is available for the shareholders review and will be available for review at the Annual General Meeting.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Company’s Board of Directors may propose. The nominees have advised that they will serve as directors and external directors (as the case may be) if re-elected.

Exhibit 99.1

        The following table and paragraphs provide certain relevant information concerning each director and external director nominee, including the nominee’s past and present principal occupation:

NOMINEE	AGE	POSITION
Barry L. Cox	63	Director
Joseph Ciechanover	70	Director
Avi Kerbs	55	Director
Dr. Alon Dumanis	60	Director
Dr. Giora Dishon	58	Director
Dr. Moshe Finarov	49	Director
Lauri Hanover	43	External Director
Dr. Karrey Holland	47	External Director

        Barry L. Cox serves as chairman of the Board of Directors of the Company as of May, 15 2003. During the years 2001 and 2002 Mr. Cox have served as chairman of the board of directors of MorphICs Technology Inc. and from 1998 to 2000, he served as chairman of the board of directors of Quantum Effect Devices Inc. Mr. Cox also served as chief executive officer of Weitek Corporation from 1993 to 1995, and before that filled various roles in Intel Corporation, the last of which was president of Intel Europe. Mr. Cox hold a B.S. in engineering from the U.S. Air Force Academy and an MBA from Boston University.

        Joseph Ciechanover served as a director of the Company from October 1996 until December 1998 and again from February 2000 until the present. He is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm, and he served as chairman of the board of directors of El-Al Israel Airlines from 1995 until 2001. He served as a member of the advisory committee of the Bank of Israel from 1980 to 1994 and as the president and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company. Dr. Ciechanover holds a law degree from the Hebrew University in Jerusalem, an L.L.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University.

        Mr. Avi Kerbs has served as a director of Nova since 1993. He has served and continue to serve as president and chief executive officer of Teuza Management and Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company, since 1991. He has served as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs is also a director of DSSI INC. currently traded on NASDAQ SMALLCAP market and in two other Israeli companies. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and an M.Sc. in Management, both from the Technion in Haifa-the Technology Institute of Israel. Mr. Kerbs was originally appointed to our board of directors by Teuza.

        Giora Dishon is a co-founder of the Company and has served as President and Chief Executive Officer since the Company’s foundation in 1993. Dr. Dishon has been a director of the Company since 2002. From 1989 to 1993 he served as thin film and flat panel display product line manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a visiting scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as managing director of AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in chemistry, an M.Sc. and a Ph.D. in materials science from the Hebrew University in Jerusalem.

Exhibit 99.1

        Moshe Finarov is a co-founder of the Company, a current member of the Board of Directors and has served as Director of Technology since the Company’s formation in 1993. From 1989 to 1993 he served as senior physicist at Orbotech and from 1978 to 1988 he was employed at the ENIMS and PULSAR Institutes of Research in Moscow. Dr. Finarov holds a Ph.D. in semiconductor physics from Moscow University.

        Dr. Alon Dumanis, serves as chief executive officer of Docor International Management, a Dutch venture capital subsidiary of The Van-Leer group Foundation. Dr. Dumanis serves as member of various companies’ boards of directors, including El Al Israel Airlines, Inventech and others. Previously, Dr. Dumanis was the Head of the material command in the Israel Air Force with the rank of Brigadier General. Dr. Dumanis currently serves as chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University in the United States.

        Ms. Lauri Hanover has been a Director of the Company since 2000. Ms. Hanover has served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd. since December 2000.  She previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. since March 1997.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller, at Scitex Corporation Ltd.  Ms. Hanover holds a bachelor’s degree in finance from the Wharton School of Business and a Bachelor of Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a master’s degree in business administration from New York University.

        Karey Holland, was appointed in July 2000 as one of the Company’s external directors in accordance with the provisions of Israeli law. Dr. Holland serves concurrently as vice president, technology at Thomas West Inc. and as senior managing partner of Techcet. Prior to her current positions, Dr. Holland was employed for over five years by IPEC and later SpeedFam-IPEC, where she held the positions of Vice President of Process Technology and later Vice President and Chief Technological Officer. She worked for International Business Machines Corporation from 1981 through 1993, where she held several positions, including Sematech advanced lithography technology development program manager, process technology development manager and manufacturing implementation manager. After leaving IBM and before taking her position at IPEC, Dr. Holland spent nine months at Motorola, Inc. in manufacturing planning for the microprocessor and memory technology group. Dr. Holland holds a Ph.D. in analytical chemistry from Pennsylvania State University.

Exhibit 99.1

        The following resolutions electing directors is proposed for consideration by the shareholders:

        RESOLVED, to elect Barry Cox, Joseph Ciechanover, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve for a period of one year or until their respective successors are duly elected and shall qualify, and to elect Lauri Hanover and Karrey Holand as External Directors to serve for a period of three years or until their respective successors are duly elected and shall qualify.

        The Board of Directors expresses no recommendation as to the vote on the above resolutions.

ITEM NO. 3

PROPOSAL TO APPOINT THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors has selected the accounting firm of Brightman Almagor & Co. as the independent certified public accountants of the Company for the year ending on December 31, 2003. The Board of Directors believes that the selection of Brightman Almagor & Co as independent public accountants is appropriate and in the best interests of the Company and its shareholders. Brightman Almagor & Co has audited the Company’s books and accounts and performed other accounting services for the Company since 1994. Brightman Almagor & Co. performed the Company’s annual audit for the fiscal year ended December 31, 2002.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2003, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of Brightman Almagor & Co.‘s selection as the independent public accountants of the Company.

Exhibit 99.1

ITEM NO. 4

PROPOSAL TO APPROVE THE TERMS OF ENGAGEMENT OF THE CHAIRPERSON OF THE
COMPANY’S BOARD OF DIRECTORS.

Background:

        According to the Companies Law, the approval of the terms of engagement between the Company and a member of its Board of Directors is subject to the approval of the following corporate organs: (i) the Company’s Audit Committee; (ii) the Company’s Board of Directors; and (iii) the Company’s shareholders. Accordingly, the Audit Committee and the Board of Directors resolved on May, 15, 2003, to approve the terms of engagement of Mr. Barry Cox as chairperson of the Company’s Board of Directors, of which the principle terms are as follows:

•	Term: May 15, 2003 to May 15, 2004, provided that Mr. Cox may be terminated at any time by the Company’s Board of Directors in its discretion.

•	Base Salary: $50,000 per annum payable on a quarterly basis;

•	Options: A one time grant effective as of May 15, 2003, of an option to purchase 50,000 ordinary shares vested over a three year period with an exercise price of $2.68 per share, which represents the fair market value of an ordinary share at the time of grant. The option expires ten years after grant;

•	Termination: If Mr. Cox is terminated for any reason other than a breach of his fiduciary duties to the Company, any vested portion of the option granted to Mr. Cox under the terms of his engagement may be exercised within 90 days after his termination. If Mr. Cox is terminated as a result of a breach of fiduciary duties to the Company, the unexercised potion of the option will terminate.

•	Indemnification and Insurance: under the same terms as all other members of the Board of Directors.

•	Restrictive Covenants: During the term of Mr. Cox’s engagement with the Company and for one year thereafter, Mr. Cox is prohibited from becoming associated with, whether as principal, partner, employee, consultant or shareholder (other than as a holder of not more than 1% of the outstanding voting shares of any publicly traded company), with any entity that is actively engaged in any geographic area in any business which is in substantial and direct competition with the Company. In addition, during the term of Mr. Cox’s engagement with the Company and for two years thereafter, Mr. Cox is prohibited from inducing any employee of the Company to be employed or perform services elsewhere. During the term of his engagement and thereafter, Mr. Cox is also required, to hold in confidence all trade secrets, confidential information and proprietary materials of the Company, subject to certain limited exceptions.

Exhibit 99.1

        A copy of the letter agreement between the Company and Mr. Cox setting forth the terms of his engagement is attached as an Appendix to the copy of this Proxy Statement filed with the United States Securities and Exchange Commission under cover of a Form 6-K on August 5, 2003.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to approve the terms of engagement of Mr. Barry Cox.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of engagement of Mr. Barry Cox as described in Item No. 4 of the Company’s Proxy Statement and ancillary documents.

ITEM NO. 5

         PROPOSAL TO APPROVE THE TERMS OF ENGAGEMENT WITH THE COMPANY’S EXTERNAL DIRECTORS TO THE EXTENT REQUIRED UNDER APPLICABLE LAW

Background:

        According to the Companies Regulations (rules regarding compensation and expenses for an external Director) — 2000 (the “Regulations”), a resolution for the payment of cash remuneration to external directors which strictly adheres to the cash amounts set forth in the second and third schedules of the Regulations (as adjusted from time to time according to the Regulations) is exempt from the need to obtain the approval of the Company’s shareholders with respect to the remuneration paid to the external directors.

        As to compensation in stock, according to the Regulations, the Company is entitled to grant the external directors, in addition to the cash compensation described above, options to purchase Company’s shares provided that such grant is made within the framework of a stock incentive plan granted to all other directors in the Company and further provided that the amount of shares purchasable under the terms of such option shall be no less than the minimum amount of shares purchasable by any other director and shall not exceed the average amount of shares purchasable by all directors. According to the Companies Law, the transactions set forth in this paragraph, are subject to the approval of the following corporate organs: (i) the Company’s Audit Committee; (ii) the Company’s Board of Directors; and (iii) the Company’s shareholders.

Exhibit 99.1

        Accordingly, the Company’s Audit Committee (in which both external directors have notified the Company of their personal interest in the approval of said resolution) and the Company’s Board of Directors (in the absence of the external directors) have resolved on July 1st, 2003, and on July 10th, 2003 respectively, that the external directors shall be entitled to receive options to purchase the Company’s shares within the framework prescribed by the Regulations, provided that the amount of shares purchasable pursuant to each particular grant shall be determined by the Board of Directors and the Audit Committee,

The shareholders are requested to resolve as follows:

        RESOLVED, to approve the resolution of the Company’s Audit Committee and the Company’s Board of Directors and approve the grant to each of the Company’s external directors the right to receive options to purchase the Company’s ordinary shares within the framework prescribed by the Regulations.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the resolution of the Board of Directors and the grant to each of the external directors the right to receive options to purchase the Company’s ordinary shares as described in Item No. 5 of the Company’s Proxy Statement.

ITEM NO.6

PROPOSAL TO GRANT COMPENSATION TO THE COMPANY’S EXTERNAL DIRECTORS BY WAY OF ISSUNACE OF OPTIONS TO PURCHASE THE COMPANY’S SHARES

Background:

        As further elaborated in the proposal described in Item 5 above, according to Israeli Law, the Company’s external directors are entitled to receive options to purchase the company’s shares within the framework prescribed by the Regulations, provided however that such grant is approved by the following corporate organs: (i) the Company’s Audit Committee; (ii) the Company’s Board of Directors; and (iii) the Company’s shareholders.

        Accordingly, the Company’s Audit Committee (in which both external directors have notified the Company of their personal interest in the approval of said resolution) and the Company’s Board of Directors (in the absence of the external directors) have resolved on July 1st, 2003, and on July 10th, 2003 respectively, to grant each of Lauri Hanover and Karrey Holland which serve as the Company’s external directors, an option to purchase up to 10,000 ordinary shares of the Company under the term set forth in option plan 6, which were approved by the Company’s shareholders on October 31, 2002.

16

Exhibit 99.1

        The shareholders are requested to resolve as follows:

        RESOLVED, to approve the Resolution of the Company’s Board of Directors and the grant to each of Lauri Hanover of and Karrey Holland of an option to purchase 10,000 ordinary shares of the Company as set forth in proposal described in Item No. 6.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the resolutions of the Board of Directors and the grant of an option to each of Lauri Hanover and Karrey Holland to purchase 10,000 ordinary shares of the Company as described in the Proposal in Item No. 6 of the Company’s Proxy Statement.

ITEM NO. 7

PROPOSAL TO APPROVE THE AMENDMENT OF THE TERMS OF REMUNERATION GRANTED TO TWO DIRECTORS OF THE COMPANY

Background:

        According to the Israeli Companies Law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and shareholders of the Company.

        Both the Company’s Audit Committee and the Company’s Board of Directors have resolved on May 15, 2003 that the salaries of (i) Dr. Giora Dishon who, in addition to his membership in Company’s Board of Directors, serves as President of the Company and, (ii) Dr. Moshe Finarov who, in addition to his membership in the Company’s Board of Directors serves as director of technology of the Company, shall be amended as follows:

        A. With respect to Giora Dishon

         Gross Salary :

         (a)    For the period commencing on February 1, 2003 and ending on July 31, 2003, Dr. Dishon shall be entitled to a monthly gross salary of 44,000 NIS.

         (b)    For the period commencing on August 1, 2003, and thereafter, Dr. Dishon shall be entitled to a monthly gross salary in the amount of 50,000 NIS.

        B. With respect to Moshe Finarov

         Gross Salary :

        (a)    For the period commencing on February 1, 2003 and ending on July 31, 2003, Dr. Finarov shall be entitled to a monthly gross salary of 40,000 NIS.

Exhibit 99.1

         (b)    For the period commencing on August 1, 2003 and thereafter, Dr. Finarov shall be entitled to a monthly gross salary in the amount of 44,000 NIS.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to approve the resolution of the Company’s Board of Directors and the amendment of the terms of compensation of Dr. Giora Dishon and Dr. Moshe Finarov as set forth in the proposal described in this Item 7.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the resolutions of the Board of Directors and the amendment of the terms of compensation of Dr. Giora Dishon and Dr. Moshe Finarov as described in Item No. 7 of the Company’s Proxy Statement.

ITEM NO. 8

PROPOSAL TO AMEND THE TERMS OF OPTION PLAN 6

Background:

        On October 31, 2002 the Company’s shareholders approved Option Plan 6 (the “Plan”). According to the terms of the Plan as approved by the Company’s shareholders, the aggregate amount of ordinary shares purchasable under the Plan is 940,000 ordinary shares.

        As the Company desires to grant each of its external directors an option to purchase up to 10,000 ordinary shares of the Company, as further elaborated in Item 6, the Company’s Board of Directors resolved on July 10th, 2003 to amend the terms of the Plan so that the aggregate amount of ordinary shares subject to the plan shall be 960,000 ordinary shares. All other terms of the Plan shall remain as approved by the Company’s shareholders on October 31, 2002.

        The shareholders are required to adopt the following resolution:

        RESOLVED: To approve the resolution of the Company’s Board of Directors and the amendment of Option Plan 6 to provide that up to 960,000 shares may be issued pursuant to the exercise of options granted pursuant to Option Plan 6.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the resolutions of the Board of Directors and the amendment of Option Plan 6 as described in Item No. 9 of the Company’s Proxy Statement.

Exhibit 99.1

ITEM NO. 9

PROPOSAL TO APPROVE THE TERMS OF EMPLOYEES STOCK PURCHASE PLAN NO. 1

Background:

        On February 27, 2003 the Company’s Board of Directors adopted an employee stock purchase plan (the “Plan”), which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986. Following is a summary of the principle terms of the Plan:

•	Term of Plan: Until September 30, 2010, unless earlier terminated by the Company.

•	Offering Period: The plan is divided into four offering periods of six month each, commencing on March 20, 2003. At any time prior to 15 days before the end of an offering period, the Company may cancel the offering.

•	Eligibility: Any person who, at the time any offering period commences, is employed for twenty or more hours per week and for more than five months per year by the Company or a subsidiary as defined in the Plan and who does not own stock possessing five percent or more of the total combined voting power of all classes of stock of the Company or any subsidiary is eligible to participate in the Plan. However, certain employees designated by the Company as “highly compensated” may not be eligible to participate in the Plan.

•	Participation: Eligible employees may elect to participate in the Plan by filing an enrollment form with the Company in accordance with the terms of the Plan. When filing the enrollment form, the participant will elect to have a percentage of his or her base pay (as defined in the plan) deducted each payday during an offering period. Payroll deductions will be credited to an account maintained by the Company under the Plan for each participant. Subject to the limitations set forth in the plan, at the end of the offering period, accumulated payroll deductions will be used to acquire a whole number of the Company’s Ordinary Shares at a price calculated in accordance with the Plan. Any payroll deductions not used to purchase shares will be returned to the employee. An employee may elect to withdraw from the Plan and receive all, but not less than all, of his or her accumulated payroll deductions at any time prior to 15 days before the end of the offering period. Generally, a participant cannot assign, transfer or otherwise dispose of his or her payroll reductions under the Plan or any rights under the Plan, except by will or the laws of descent or distribution. Generally, unless otherwise determined by the Company, interest will not be paid on any payroll deductions.

•	Number of Shares Subject to the Plan: 150,000 Ordinary Shares, distributable in four increments of up to 37,500 Ordinary Shares each, to be distributed pursuant to each offering period. If there is an over subscription during any offering period, shares will be allocated to the participants on a pro rata basis. The number of available shares is subject to adjustment as described below.

Exhibit 99.1

•	Purchase Price: the lower of (i) 85% of the last sale price of the Ordinary Shares on the Nasdaq National Market on the applicable Offering Commencement Date (as defined under the terms of the Plan) and (ii) 85% of the last sale price of Ordinary Shares on the Nasdaq National Market on the applicable Offering Termination Date (as defined under the terms of the Plan).

•	Administration: The Plan will be administered by a committee appointed by the Company’s Board of Directors or, in the absence of such a committee, by the entire Board.

•	Use of Funds: The Company may use payroll deductions received under the Plan for any corporate purpose.

•	Adjustments in the Number of Shares and Price: In the event of any change in the outstanding Ordinary Shares of the Company by reason of a stock dividend, exchange, recapitalization, merger or similar event, the number of Ordinary Shares and price per share will be appropriately adjusted by the Company’s Board of Directors.

•	Shareholder Approval: The Plan has been adopted by the Company’s Board or Directors, but is conditioned upon the ratification and approval of the Plan by the stockholders of the Company.

•	Amendment and Termination: Generally, the Plan may be amended or terminated at any time by the Board of Directors, except that any such amendment or termination shall not, without the consent of a participant, affect the participants right to acquire Ordinary Shares already granted under the Plan.

        A copy of the Plan is attached as an Appendix to the copy of this Proxy Statement filed with the United States Securities and Exchange Commission under cover of a Form 6-K on August 5, 2003.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to approve the terms of Employee Stock Purchase Plan No. 1.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of Employee Stock Purchase Plan 1 as described in Item No. 10 of the Company’s Proxy Statement and ancillary documents.

Voting Procedures

        The presence, in person or by proxy, of at least one third (33.33%) of the Company’s outstanding Ordinary Shares entitled to vote at the Annual General Meeting is necessary to establish a quorum for the transaction of business. Ordinary Shares represented by proxies pursuant to which votes have been withheld from any nominee for director, or which contain one or more abstentions or broker “non-votes,” are counted as present for purposes of determining the presence or absence of a quorum for the Shareholders Meeting. A “non-vote” occurs when a broker or other nominee holding shares for the beneficial owner votes on one proposal, but does not vote on another proposal because the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

Exhibit 99.1

        Approval of each proposal, other than with respect to the election of the Company’s external directors, requires an affirmative vote of a majority of the Ordinary Shares present, in person or represented by proxy, and voted on that matter. Abstentions, as well as broker “non-votes” are not considered to have been voted for a matter and have the practical effect of reducing the number of affirmative votes required to achieve a majority for the approval of such matter by reducing the total number of Ordinary Shares from which the majority is calculated.

        Approval of proposal to elect the external directors requires the affirmative vote of a majority of the Ordinary Shares present, in person or represented by proxy, and voted on that matter and in addition either that (i) at least one third (33.33%) of the holders of Ordinary Shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal, or (ii) the aggregate number of Ordinary Shares voting against the proposal have not exceeded one per cent (1%) of the Company’s issued and outstanding share capital.

Expenses and Solicitation

        All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by directors, officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

Annual Report on Form 20-F

        The Company will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of the Company’s Annual Report on Form 20-F, including financial statements and schedules thereto, as filed with the United States Securities an Exchange Commission for its most recent fiscal year. Such written request should be directed to Chai Toren, Chief Financial Officer at the address of the Company set forth on the first page of this Proxy Statement.

Exhibit 99.1

Annex A

May 15, 2003

Mr. Barry Cox,

Dear Mr. Cox.

Re: Terms of Engagement in the Position of Chairman of the Board of Directors:

        This letter establishes the terms of your engagement with Nova Measuring Instruments Ltd. (“Nova”).

         1.   Title/Position: You will serve as the Chairman of the Board of Directors (“Board”) of Nova.

         2.    Period: As of May 15, 2003 and until May 15, 2004 . It is agreed that your services may be terminated at any time within said period according to the sole discretion of Nova’s Board of Directors

         3.    Compensation: Gross payment of 50,000 $ per annum payable in quarterly payments no later than the end of each fiscal quarter.

         4.    Initial Stock Option Award:

(a)	Grant: Effective as of May 15, 2003 Nova shall grant you an option (“Option”) to purchase 50,000 shares of Nova’s Ordinary Shares of 0.01 par value each (the “Option” and the “Common Stock” respectively). To remove any doubt, the option is granted to you on a one time basis and Nova shall be under no obligation to grant you any additional options;

(b)	Per Share Exercise Price: Fair market value of a single Ordinary Share.

(c)	Vesting Period: The aggregate amount of Common Stock purchasable under the Option shall vest over a three year period commencing as of the date hereof so that by the end of each anniversary to your engagement according to this letter you shall be entitled to purchase one third of the aggregate amount of Common Stock Purchasable under the Option. The Option has a fixed term of 10 years from the date of grant.

(d)	Termination of Services: To the extent hat your services are terminated for any reason whatsoever other than due to breach of your fiduciary duties to Nova you shall be entitled to exercise that part your Option vested immediately prior to the date of termination by notice to Nova no later than 90 days of said termination. In the event that your services are terminated due to breach of fiduciary duties any part of the Option, which is unexercised upon the date to termination shall expire.

Exhibit 99.1

         5.    No Employer Employee Relations: You shall not be deemed to be an Employee of Nova and you shall agree to waive any claim to the contrary, and to indemnify Nova against any damage borne by it in the event that any court of law, quasi-judicial authority or any other administrative authority determines to the contrary.

         6.    Restrictive Covenants: You agree that during the term in which your services are provided to Nova and for one year thereafter you will not become associated, whether as principal, partner, employee, consultant or shareholder (other than as a holder of not more than 1% of the outstanding voting shares of any publicly traded company), with any entity that is actively engaged in any geographic area in any business which is in substantial and direct competition with Nova. You further agree that during the term of your employment by Nova and for two years thereafter you will not induce any employee of Nova to be employed or perform services elsewhere. Finally, you agree that during the term in which you provide services to Nova and thereafter (subject to the requirements of legal process) you will hold in confidence all trade secrets, confidential information and proprietary materials of Nova. For the avoidance of doubt proprietary materials of Nova shall include any work product prepared by you during or in relation to your services under this letter however, information and materials shall not be considered to be trade secrets, confidential or proprietary if they (a) have previously been disclosed to the public, or are in the public domain, other than as a result of the your breach of this paragraph 6, or (b) are known or generally available within any trade or industry of Nova.

         7.    Approvals: Please be advised that under applicable law the terms of your engagement as elaborated in this letter are subject to the approval of Nova’ s Audit Committee, Board of Directors and the Shareholders’ general meeting. Nova shall not be liable for failing to obtain such approvals.

         8.    If the foregoing terms are acceptable to you, please indicate your acceptance and agreement by signing the enclosed copy of this letter and returning it to Nova attn: Dr. Giora Dishon.

Very truly yours,
Nova Measuring Instruments Ltd. BY: /S/ Barry Cox —————————————— Barry Cox
Accepted and Agreed: May 15, 2003

Exhibit 99.1

Annex B

NOVA Measuring Instruments Ltd.

EMPLOYEE STOCK PURCHASE PLAN 1 (ESPP1)

1.     PURPOSES.

                The Employee Stock Purchase Plan 1 of NOVA Measuring Instruments Ltd. (the “Plan”) is intended to provide a method whereby employees of NOVA Measuring Instruments Ltd. and its subsidiaries and predecessor corporations, if any (hereinafter collectively referred to, unless the context otherwise requires, as the “Company”), will have an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock of the Company. It is the intention of the Company to have the Plan qualify as an “employee stock purchase plan” under Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of Section 423(b) of the Code.

2.     DEFINITIONS.

         (a)   “Annualized Base Pay” means: (i) for any Employee who was employed by the Company for an entire twelve-month period ending on the day prior to an Offering Commencement Date, the Employee’s total Base Pay for such twelve-month period; or (ii) for any Employee not employed for the entire twelve-month period ending on the day prior to an Offering Commencement Date, the sum of the Base Pay earned in each of the full calendar months prior to the Offering Commencement Date during which the Employee was employed by the Company, divided by the number of full calendar months for which the Employee was employed, multiplied by twelve.

         (b)   “Base Pay” means regular straight-time earnings (as the same may be adjusted from time to time), but excluding payments for overtime, shift differentials, incentive compensation, sales commissions, bonuses and other special payments.

         (c)   "Board" means the Board of Directors of NOVA Measuring Instruments Ltd.

         (d)   "Committee" means the committee of one or more members of the Board appointed by the Board in accordance with Section 13 of the Plan or, in the absence of such a committee, the entire Board.

         (e)  “Common Stock” means the ordinary shares of NOVA Measuring Instruments Ltd., par value 0.01NIS, or such other class or kind of shares or other securities converted or resulting from the application of Paragraph 17 or 20.

         (f)  “Employee” means any person who is customarily employed for 20 or more hours per week and more than five months in a calendar year by the Company or by a Subsidiary Corporation who owns stock possessing less than 5% of the total combined voting power or value of all classes of stock of the Company or any Subsidiary Corporation.

Exhibit 99.1

         (g)  “Offering Commencement Date” means the applicable date on which an Offering under the Plan commences pursuant to Paragraph 4(a).

         (h)  “Offering Termination Date” means the applicable date on which an Offering under the Plan terminates pursuant to Paragraph 4(a).

         (i)  “Subsidiary Corporation” means any present or future corporation which (i) is a “subsidiary corporation” as that term is defined in Section 424(f) of the Code and (ii) is designated as a participant in the Plan by the Committee.

         (j)  "Treasurer" means any person or persons appointed by the Company to handle the issues of payroll deductions and maintenance of proceeds for the execution of the Plan.

3.     ELIGIBILITY.

         (a)   Any Employee employed by the Company on the applicable Offering Commencement Date shall be eligible to participate in the Plan provided such Employee has executed an enrollment form (an “Enrollment Form”) in the form determined by the Committee and submitted such form to the Company in accordance with such procedures as may be established by the Committee on or prior to the relevant Offering Commencement Date.

         (b)  Any provision of the Plan to the contrary notwithstanding, no Employee shall be granted an option to participate in the Plan if, immediately after the grant, such Employee would own stock, and/or hold outstanding options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary Corporation (for purposes of this Paragraph the rules of Section 424(d) of the Code shall apply in determining stock ownership of any employee).

         (c)  The Committee may also determine that a designated group of highly compensated Employees are ineligible to participate in the Plan so long as the excluded category fits within the definition of “highly compensated employee” in  Section 414(q) of the Code.

         (d)  All Employees who participate in the Plan shall have the same rights and privileges under the Plan, except for differences that may be mandated by local law and that are consistent with Code Section 423(b)(5) provided, however, that Employees participating in a sub-plan adopted pursuant to paragraph 26 which is not designed to qualify under Code Section 423 need not have the same rights and privileges as Employees participating in the Code Section 423 Plan. The Board may impose restrictions on eligibility and participation of Employees who are officers and directors to facilitate compliance with United States federal or state securities laws, laws of Israel, or foreign laws.

4.     OFFERING DATES.

Exhibit 99.1

         (a)   The Plan will be implemented by semiannual offerings (referred to herein collectively as “Offerings” and individually as an “Offering”) of a maximum aggregate of 150,000 shares (subject to adjustment as provided in Paragraphs 12(a) and 17) of Common Stock, subject to subsection (c) of this Paragraph 4 and Paragraphs 12, 17 and 20 below, as follows:

(i)	Offering I shall commence on March 20, 2003 and terminate on September 19, 2003.

(ii)	Offering II shall commence on September 20, 2003 and terminate on March 19 2004.

(iii)	Offering III shall commence on March 20, 2004 and terminate on September 19, 2004.

(iv)	Offering IV shall commence on September 20, 2004 and terminate on March 19, 2005.

Participation in any one Offering under the Plan shall neither limit, nor require, participation in any other Offering.

         (b)   The first Offering shall commence on the Offering Commencement Date next following the effective date of a Registration Statement on Form S-8 filed under the Securities Act of 1933, as amended, registering for sale the Common Stock which may be offered under the Plan.

         (c)   The Company may, at its sole discretion determine no later than 15 days prior to the commencement of each Offering to retract from the offering with respect to said period for any reason whatsoever and cancel the offering of shares of Common Stock which were to be offered for purchase during the relevant Offering, without such retraction and cancellation giving rise to any claim by any Employee against the Company.

5.     PARTICIPATION.

All eligible Employees that have executed and filed with the Company an Enrollment Form in accordance with Paragraph 3(a) electing to participate in an Offering will become participants in such Offering on the applicable Offering Commencement Date. Payroll deductions, if any, for a participant shall commence on the applicable Offering Commencement Date of the Offering and shall end on the Offering Termination Date of such Offering, unless sooner terminated pursuant to Paragraph 10.

6.     PAYROLL DEDUCTIONS AND ENROLLMENT CHANGES.

         (a)   At the time a participant files his or her Enrollment Form, the participant shall elect to have deductions made from his or her Base Pay on each payday during the time he or she is a participant in an Offering at the rate of any whole percentage not to exceed 10% ( i.e. 0, 1, 2, 3, 4, 5, 6, 7, 8, 9 or 10% ) of his or her Annualized Base Pay. If a participant has not filed an Enrollment Form applicable to an Offering at least seven (7) days prior to the applicable Offering Commencement Date or such shorter period as determined by the Committee, he or she shall be deemed to have filed an Enrollment Form electing to withhold 0% of his or her Base Pay.

Exhibit 99.1

         (b)   All payroll deductions made for the participant shall be credited to his or her account maintained by the Company under the Plan. A participant may not make any separate cash payment into such account.

         (c)  Except as provided in Paragraph 8(b) or 10, a participant may make changes to the rate of deduction from his or her Base Pay only once during an Offering, by completing a new Enrollment Form and filing it with the Treasurer as provided herein or by complying with such other procedures as the Committee may determine. Such new rate of deduction shall be effective upon the commencement of the first pay period subsequent to its filing. A participant may change his or her rate of deduction only once during any Offering.

         (d)  A Participant may increase or decrease his or her payroll deduction rate by completing and filing with the Treasurer a new Enrollment Form at any time during the month immediately preceding each new Offering, provided such new Enrollment Form is received no later than one week prior to the Offering Commencement Date of such Offering. Such new Enrollment Form shall become effective as of the first day of such Offering. If a participant does not file a new Enrollment Form, the terms of the Enrollment Form in effect with respect to the immediately preceding Offering shall remain in effect for the new Offering.

7.    GRANTING OF OPTION.

         (a)   For each of the Offerings, a participating Employee shall be deemed to have been granted an option (the “Option”), on the applicable Offering Commencement Date, to purchase a maximum number of shares of Common Stock equal to an amount determined as follows: 85% of the market value of a share of the Company’s Common Stock on the applicable Offering Commencement Date shall be divided into an amount equal to the amount to be deducted from the participating Employee’s Base Pay pursuant to such Employee’s Enrollment Form filed with the Company for the applicable Offering; provided, however, no Employee shall be granted an Option that results in the accrual by a participating Employee of the right to acquire Common Stock having a fair market value in excess of $25,000 (determined on the first day of the applicable Offering) during any calendar year. For all purposes of the Plan, the market value of the Company’s Common Stock shall be determined as provided in subparagraph (b) below.

         (b)  The purchase price of a share of Common Stock purchased with payroll deductions made during each Offering (the “Option Exercise Price”) shall be the lower of:

              (i)   85% of the last sale price of the Common Stock on the Nasdaq National Market (or on such other national securities exchange on which the Common Stock is then traded) as reported in The Wall Street Journal on the applicable Offering Commencement Date (or on the next regular business date on which shares of Common Stock shall be traded if no shares of Common Stock shall have been traded on such Offering Commencement Date); or

Exhibit 99.1

             (ii)   85% of the last sale price of Common Stock on the Nasdaq National Market (or on such other national securities exchange on which the Common Stock is then traded) as reported in The Wall Street Journal on the applicable Offering Termination Date (or on the next regular business date on which shares of Common Stock shall be traded if no shares of Common Stock shall have been traded on such Offering Termination Date).

         (c)  Anything herein to the contrary notwithstanding, no participant may be granted a right to purchase Common Stock under the Plan to the extent that, taking into account such grant, such participant would have rights to purchase equity securities under the Plan and under all other plans, if any, of the Company and Subsidiary Corporations that are intended to meet the requirements of section 423 of the Code, that accrue at a rate which exceeds $25,000 of fair market value (determined at the time the rights are granted) for each calendar year in which such rights to purchase Common Stock are outstanding at any time. For purposes of this Paragraph 7, the right to purchase Common Stock accrues when the right (or any portion thereof) first becomes exercisable during the calendar year.

8.     EXERCISE OF OPTIONS.

         With respect to each Offering during the term of the Plan:

         (a)  Unless a participant gives written notice of withdrawal to the Company as provided in Paragraphs 8(b) and 10, his or her Option will be deemed to have been exercised automatically on the Offering Termination Date applicable to such Offering, for the purchase of the number of full shares of Common Stock which the accumulated payroll deductions (without interest) in his or her account maintained by the Company under the Plan at that time will purchase at the applicable Option Exercise Price (but not in excess of the number of shares for which Options have been granted to the Participant pursuant to Paragraph 7), and any excess in his or her account at that time will be returned to him or her, with no interest, unless otherwise determined by the Committee prior to each Offering Commencement Date, in which case interest will be payable based on the assumption that such excess comprises funds most recently deducted from the participant’s pay; provided that any excess returned on account of fractional shares will not be credited with any interest.

         (b)  By written notice to the Treasurer at any time prior to the Offering Termination Date applicable to any Offering, but no later than 15 days prior to each relevant Offering Termination Date, a participant may elect to withdraw all, but not less than all, of the accumulated payroll deductions in his or her account at such time, with no interest unless otherwise determined by the Committee prior to each Offering Commencement Date.

         (c)  Fractional shares will not be issued under the Plan and any accumulated payroll deductions which would have been used to purchase fractional shares shall be returned to the participant without interest promptly following the termination of an Offering.

Exhibit 99.1

9.     DELIVERY.

        As promptly as practicable after the Offering Termination Date of each Offering, the Company will deliver to each participant, as appropriate, the certificate or certificates representing the shares of Common Stock purchased upon the exercise of such participant’s Option.

10.     WITHDRAWAL.

         (a)  As indicated in Paragraph 8(b), a participant may withdraw payroll deductions credited to his or her account with the Company under any Offering at any time prior to 15 days before the applicable Offering Termination Date by giving written notice of withdrawal to the Treasurer. All of the participant’s payroll deductions credited to his or her account will be paid to the participant promptly after receipt of such notice of withdrawal and no further payroll deductions will be made from his or her pay during such Offering. The Company may, at its option, treat any attempt by an Employee to borrow on the security of accumulated payroll deductions as an election, under Paragraph 8(b), to withdraw such deductions.

         (b)  A participant’s withdrawal from any Offering will not have any effect upon his or her eligibility to participate in any succeeding Offering or in any similar plan which may hereafter be adopted by the Company.

         (c)  Upon termination of the participant’s employment with the Company for any reason, including retirement, but excluding death or disability, the payroll deductions credited to his or her account will be returned to the participant, with no interest unless otherwise determined by the Committee prior to each Offering Commencement Date.

         (d)  Upon termination of the participant’s employment with the Company because of disability or death, the participant or his or her beneficiary (as defined in Paragraph 14) shall have the right to elect, by written notice given to the Company’s Treasurer prior to the expiration of the period of 30 days commencing with the date of the disability or death of the participant, either:

(i)	to withdraw all of the payroll deductions credited to the participant's account under the Plan; or

(ii)	to exercise the participant’s Option on the Offering Termination Date next following the date of the participant’s disability or death for the purchase of the number of full shares of Common Stock which the accumulated payroll deductions in the participant’s account at the date of the participant’s disability or death will purchase at the applicable Option Exercise Price, and any excess in such account will be returned to the participant or said beneficiary.

         If no such written notice of election is received by the Treasurer, the participant or beneficiary shall automatically be deemed to have elected to withdraw the payroll deductions credited to the participant’s account at the date of the participant’s disability or death and the same will be paid promptly to the participant or said beneficiary with no interest unless otherwise determined by the Committee prior to each Offering Commencement Date.

29

Exhibit 99.1

11.     INTEREST.

           No interest will be paid or allowed on any money paid into the Plan or credited to the account of any participant employee except as otherwise determined by the Committee in connection with withdrawal of payroll deductions as provided under Paragraphs 8 and 10 or upon the return of payroll deductions as provided under Paragraphs 8, 10 or 12. In the event of the return of excess payroll deductions under Paragraphs 8(a) or 12(a), interest thereon, if any, shall be computed assuming that such excess comprises funds most recently deducted from the participant’s pay.

12.     STOCK.

         (a)   The maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be 150,000 shares of Common Stock, subject to adjustment upon changes in capitalization of the Company as provided in Paragraph 17. If the total number of shares for which Options are exercised in accordance with Paragraph 8 exceeds the number of shares then available under the Plan, the Committee shall make a pro rata allocation of the shares available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of payroll deductions credited to the account of each participant under the Plan shall be returned to the participant as promptly as possible, with no interest on such balance unless otherwise determined by the Committee prior to each Offering Commencement Date, based on the assumption that such excess comprises funds most recently deducted from the participant’s pay.

         (b)   The participant will have no interest in Common Stock covered by his or her Option until such Option has been exercised.

         (c)   Common Stock to be delivered to a participant under the Plan will be issued in the name of the participant, or, if the participant so directs, by written notice to the Company prior to the Offering Termination Date applicable thereto, in the names of the participant and one such other person as may be designated by the participant, as joint tenants with rights of survivorship, to the extent permitted by applicable law.

Exhibit 99.1

13.     ADMINISTRATION.

         (a)  The Plan shall be administered by a committee consisting of one or more Board members appointed by the Board or, in the absence of such a committee, the entire Board (the committee so designated by the Board or, in the absence of such a committee, the entire Board, shall hereinafter be referred to as the “Committee”). The officer of the Company charged with day-to-day administration of the Plan shall, for matters involving the Plan, be an ex-officio member of the Committee. Subject to the express provisions of the Plan, the Committee shall have full discretionary authority to interpret the Plan, to issue rules for administering the Plan, to change, alter, amend or rescind such rules, and to make all other determinations necessary or appropriate for the administration of the Plan, provided however that the Board may at any time amend or reverse any determination of the Committee. Such rules may include, without limitation, restrictions on the frequency of changes in withholding rates. All determinations, interpretations and constructions made by the Committee and approved by the Board with respect to any matter or provision contained in the Plan shall be final, conclusive and binding upon the Company and upon all participants, their heirs or legal representatives. Any rule or regulation adopted by the Committee shall remain in full force and effect unless and until altered, amended or repealed by the Committee or the Board. No member of the Board or the Committee shall be liable for any action, determination or omission taken or made in good faith with respect to the Plan or any right granted hereunder.

         (b)  If a Committee consisting of less than the entire Board is established, to the extent possible, such Committee shall consist of members of the Board who are not eligible to participate in the Plan; provided, however, that if a person who is eligible to participate in the Plan is designated to serve on the Committee, such Committee members shall not vote on any matter specifically affecting his or her own participation in the Plan. All Committee members shall serve, and may be removed, at the pleasure of the Board. For purposes of administration of the Plan, a majority of the members of the Committee shall constitute a quorum, and any action taken by a majority of such members of the Committee present at any meeting at which a quorum is present, or acts approved in writing by all members of the Committee, shall be the acts of the Committee.

         (c)  The Committee may, but shall not be obligated to engage an agent to purchase shares on each purchase date and to perform custodial and record keeping functions for the Plan, such as holding record title to shares acquired by participants under the Plan, maintaining an individual account for each such Participant and providing periodic account status reports to such participants.

         (d)   The Committee shall have full discretionary authority to delegate ministerial functions to management of the Company.

14.     DESIGNATION OF BENEFICIARY.

               A participant may file a written designation of a beneficiary who is to receive any shares of Common Stock and/or cash in the event of the death of the participant prior to the delivery of such shares or cash to the participant. Such designation of beneficiary may be changed by the participant at any time by written notice to the Treasurer. Within 30 days after the participant’s death, the beneficiary may, as provided in Paragraph 10(d), elect to exercise the participant’s Option when it becomes exercisable on the Offering Termination Date of the then current Offering. Upon the death of a participant and upon receipt by the Company of proof of identity and existence at the participant’s death of a beneficiary validly designated by the participant under the Plan and upon notice of election of the validly designated beneficiary to exercise the participant’s Option, the Company shall deliver such stock and/or cash to such beneficiary. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant’s death, the Company shall deliver such stock and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such stock and/or cash to the spouse or to any one or more dependents of the participant as the Company may determine. No beneficiary shall prior to the death of the participant by whom he or she has been designated acquire any interest in the stock or cash credited to the participant’s account maintained by the Company under the Plan.

Exhibit 99.1

15.     TRANSFERABILITY.

           Neither payroll deductions credited to a participant’s account nor any rights with regard to the exercise of an Option or to receive stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the participant otherwise than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Paragraph 8(b).

16.     USE OF FUNDS.

           All payroll deductions received or held by the Company under this Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

17.     EFFECTS OF CHANGES OF COMMON STOCK.

             In the event of any changes of outstanding shares of the Common Stock by reason of stock dividends, subdivisions, combinations and exchanges of shares, recapitalizations, mergers in which the Company is the surviving corporation, consolidations, and the like, the aggregate number of and class of shares available under the Plan and Option Exercise Price per share shall be appropriately adjusted by the Board, whose determination shall be conclusive. Any such adjustments may provide for the elimination of any fractional shares which would otherwise become subject to any Options.

18.     AMENDMENT OR TERMINATION.

         (a)  The Board may at any time, and from time to time, modify, terminate or amend the Plan in any respect, except that if at any time the approval of the stockholders of the Company is required as to such modification or amendment under (i) Section 423 of the Code, or (ii) under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or any successor provisions (“Rule 16b-3”), or (iii) under any applicable listing requirements, the Board may not effect such modification or amendment without such approval.

         (b)  The termination or any modification or amendment of the Plan shall not, without the consent of a participant, affect his or her rights under an Option previously granted to him or her. With the consent of the participant affected, the Board of Directors may amend outstanding Options in a manner not inconsistent with the Plan. The Board of Directors shall have the right to amend or modify the terms and provisions of the Plan and of any Options previously granted under the Plan to the extent necessary to ensure the continued qualification of the Plan under Section 423 of the Code and Rule 16b-3.

Exhibit 99.1

19.     NOTICES.

         All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received by the Company’s Treasurer.

20.     MERGER OR CONSOLIDATION.

         If the Company shall at any time merge into or consolidate with another corporation and the Company is the surviving entity, the holder of each Option then outstanding will thereafter be entitled to receive at the next Offering Termination Date upon the automatic exercise of such Option under Paragraph 8(a) (unless previously withdrawn pursuant to Paragraph 10) for each share as to which such Option shall be exercised, the securities or property which a holder of one share of the Common Stock was entitled to upon and at the time of such merger or consolidation, and the Board shall take such steps in connection with such merger or consolidation as the Board shall deem necessary to assure that the provisions of Paragraph 17 shall thereafter be applicable, as nearly as reasonably practicable, to such securities or property. In the event of a merger or consolidation in which the Company is not the surviving entity, or of a sale of all or substantially all of the assets of the Company, the Plan shall terminate, and all payroll deductions credited to participants’ accounts shall be returned to them, with no interest unless otherwise determined by the Committee prior to each Offering Commencement Date; provided, however, that the Board of Directors may, in the event of such merger, consolidation or sale, accelerate the Offering Termination Date of the Offering then in effect and permit participants to purchase shares under the Plan at such accelerated Offering Termination Date.

21.     APPROVAL OF STOCKHOLDERS.

         The Plan has been adopted by the Board, but all grants of options shall be conditioned upon the ratification and approval of the Plan by the stockholders of the Company within twelve months after the adoption of the Plan by the Board.

22.     REGISTRATION AND QUALIFICATION OF THE PLAN UNDER APPLICABLE SECURITIES LAWS AND GOVERNMENT REGULATIONS.

         (a)  Notwithstanding anything to the contrary herein (including Paragraphs 4 and 8 hereof), no Option shall be exercised (and no Offering shall terminate) until such time as the Company has qualified or registered the Common Stock which is subject to the Options under all applicable state and federal securities laws to the extent required by such laws. In the event the Common Stock shall not have been so qualified and registered prior the date an offering is scheduled to terminate, the Offering Termination Date shall be the date upon which the registration of the Common Stock and such other qualification shall have become effective; provided, however, that for purposes of Paragraph 6 of the Plan, payroll deductions shall cease on the date the Offering was originally scheduled to terminate. Nothing in this Section 22 shall be deemed as an undertaking, expressed or implied on behalf of the Company to take any action regarding the registration of the Common Stock. The Company may at any time, prior to actual registration, decide according to its sole discretion that the Common Stock shall not be registered or qualified and having decided so shall notify the participants and return any amount accrued due to deductions made under the Plan.

Exhibit 99.1

         (b)  Anything contained in this Plan to the contrary notwithstanding, the Company shall not be obligated to sell or deliver any Common Stock or certificates for Common Stock under this Plan unless and until the Company is satisfied that such sale or delivery complies with (i) all applicable requirements of the governing body of the principal market in which such Common Stock is traded, (ii) all applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder and (iii) all other laws or regulations by which the Company is bound or to which the Company is subject.

         (c)  The Company may make such provisions as it may deem appropriate for the withholding of any taxes or payment of any taxes which it determines it may be required to withhold or pay in connection with any Common Stock. The obligation of the Company to deliver certificates under this Plan is conditioned upon the satisfaction of the provisions set forth in the preceding sentence.

23.     NO RIGHT TO CONTINUED EMPLOYMENT.

                Neither the Plan nor any right granted under the Plan shall confer upon any participant any right to continuance of employment with the Company or any Subsidiary Corporation, or interfere in any way with the right of the Company or Subsidiary Corporation to terminate the employment of such participant.

24.     TERM OF THE PLAN.

         The Plan shall be effective as of March 20, 2003 and shall continue in effect until terminated as provided for in this Section 24. The Plan and all rights of Employees under any offering hereunder shall terminate on the earliest of:

         (a)   any time at the discretion of the Board of Directors;

         (b)   September 30, 2010.

Upon termination of this Plan, (i) all amounts accrued for the participants accounts shall be carried forward into the participant’s account under a successor plan, if any, or promptly refunded, and (ii) all certificates for the shares credited to a participant (if any) shall be forwarded to him or her.

Notwithstanding anything herein to the contrary, the adoption of the Plan is subject to the approval of the Plan by the Company’s shareholders in a manner consistent with the requirements of applicable law within one year following its date of adoption. If the Plan is not so approved by the shareholders, the Plan shall be immediately terminated, all amounts which have been retained by the Company pursuant to the terms of the plan shall be returned, without interest, to each participant.

Exhibit 99.1

25.     REPURCHASE OF SHARES.

                The Company shall not be required to repurchase from any participant any shares which such participant acquires under the Plan.

26.     COMMITTEE RULES FOR NON-U.S JURISDICTIONS.

The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions (including by way of limiting permissible amount of deduction), payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements, including by way of determination the shares of Common Stock so purchased shall be held for the benefit of the employee by a trustee for the time period prescribed by local law.

The Committee may also adopt sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code Section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.